RGC Resources, Inc.

519 Kimball Avenue, NE.

P.O. Box 13007

Roanoke, Virginia 24030

(540) 777-4427

February 8, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claudia Rios, Staff Attorney, Office of Energy & Transportation

Mitchell Austin, Acting Legal Branch Chief, Office of Energy & Transportation

Re:	RGC Resources, Inc.

Registration Statement on Form S-3

Filed January 30, 2023

File No. 333-269462

Acceleration Request

Requested Date:    February 10, 2023

Requested Time:    3:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, RGC Resources, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to Friday, February 10, 2023, at 3:00 p.m. Eastern Time, or as soon as practicable thereafter.

Very truly yours,

RGC RESOURCES, INC.

By:	/s/ Jason A. Field
Jason A. Field
Vice President, Chief Financial Officer and Treasurer

cc:	Paul W. Nester

Hannah T. Frank

David A. Rivard